Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

January 28, 2025

Michael Purcell

Timothy Levenberg
U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Blue Gold Limited

Amendment No. 5 to Registration Statement on Form F-4

Filed January 10, 2025

File No. 333-280195

Dear Messrs. Purcell and Levenberg:

On behalf of our client Blue Gold Ltd. (the “Company”), we are writing in response to your letter dated January 24, 2025 (the “Staff’s Letter”) regarding Amendment No. 5 to the Company’s Registration Statement on Form F-4 (“Amendment No. 5”). We are also responding to the oral comments given by Michael Purcell to Giovanni Caruso and Joan Guilfoyle, Esq. on January 24, 2025. Concurrent herewith, we are filing Amendment No. 6 to the Company’s Registration Statement reflecting the changes set forth below (“Amendment No. 6”) as well as the requisite exhibits. For ease of reference, we have reproduced the comments below in bold with our responses following the comments.

Amendment No. 5 to Registration Statement on Form F-4

Financial Statements

Blue Gold Holdings Limited

Note 4. Asset Acquisition , page F-30

1.	We note your response to prior comment 4 indicates that the obligations associated with the Government Royalty and Gold Stream are included in the undiscounted cashflows from page 175 of the Technical Report Summary and excluded from the fair value of the liabilities assumed in the acquisition of the Bogoso Prestea Mine. Please tell us and disclose how you concluded that it was appropriate to disregard the obligations associated with the Government Royalty and Gold Stream in your calculations of the purchase price.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the obligations for the Government Royalty and the Gold Stream are not considered assumed liabilities in accordance with ASC 805. These obligations are viewed as a post-acquisition expense (ie. operating expenses). These commitments will be accounted for under ASC 450, and become obligations only when the mine produces gold. The Company will expense the royalties that are owed in the period incurred and include the necessary disclosures under Commitments and Contingencies. With respect to the calculation of the purchase price (Note 4 Asset Acquisition F-30), the Government Royalty and Gold Stream are netted within the Assets Acquired (not the Liabilities Assumed). Specifically, the forecast cash outflows relating to the Government Royalty and Gold Stream are incorporated in the expenses of the overall mine plan thus reducing the forecast cashflows and in turn reducing the net present value of the Mineral Rights value and thus the Assets Acquired value.

Oral Comments:

2.	For the Risk Factor entitled “On September 20, 2024, FGR-BPL received a Notice of Termination of its mining leases from the Minerals Commission of Ghana, which encompass those leases transferred to the Company, for alleged breaches of the terms of those mining leases. Delays or difficulties in in obtaining a favorable arbitration outcome or in reaching a favorable agreement with the relevant Ghanaian authorities may interfere with future mining operations or plans of Blue Gold, which could materially impact our business and financial position in the future.”, please update status.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the risk factor has been revised on pages 31, 152, 157, 171, to update the status.

3.	Please reconcile the number of shares referenced in the Exhibit 5.1 opinion with the number shown on the Fee Table.

RESPONSE: In response to the Staff’s comment, a corrected Exhibit 5.1 is filed as an exhibit to Amendment No. 6.

4.	On the list of exhibits, Exhibit 10.8 is blank. Please explain.

RESPONSE: This was a typographical error and the reference to Exhibit 10.8 has been deleted.

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Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

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